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AiPEX6

Introducing AiPEX6, an Artificially Intelligent Index with IBM Watson™

AI Powered Investing

The AI Powered US Equity Indexes are the first and only rules-based equity strategies to use IBM Watson to turn data into investment insight.

AiPEX6 is a risk controlled, excess return index comprised of approximately 250 U.S. publicly traded companies, adjusted monthly, that is intended to provide growth through a variety of market conditions. Access to AiPEX6 is available through a variety of HSBC Structured Investment solutions.

HSBC AiPEX6 Resources

These client approved

AiPEX6 Index   AiPEX6 Index   AiPEX
Fact Sheet ⬇   Brochure ⬇   Strategy Video ▶

conditions. Access to AiPEX6 is available through a variety of HSBC Structured Investment solutions.

HSBC AiPEX6 Resources

These client approved materials provide an in depth overview of the performance and strategy that drives AiPEX6.

AiPEX6 Index
Fact Sheet

AiPEX6 Index
Brochure

AiPEX
Strategy Video









Performance: Historical & Simulated

The AI Powered US Equity Index 6 would have provided growth through a variety of market environments due in part to a monthly equity selection process intended to adapt to market changes and mitigate potential risks. While real-time calculations began on November 19, 2019, the graph below illustrates how AiPEX6 would have provided long-term positive returns with low volatility.



AiPEX6   6.14% compound annual return   SPXT5UE   4.29% compound annual return

Global Banking and Markets

 HSBC

AiPEX6 **6.14%**
AI Powered Investing compound Performance
annual return

SPXT5UE **4.29%**
Index Strategy compound Next Steps
annual return

Risk Factors

Key Statistics and Characteristics

Index returns as of 12/31/2019	AI Powered US Equity Index 6 (ER)	S&P 500 Daily Risk Control 5% (ER)
1 Y	5.70%	7.39%
3 Y	20.49%	20.39%
5 Y	26.65%	21.97%
10 Y	81.54%	52.25%
Volatility since inception[1]	5.75%	4.96%

Bloomberg Ticker	AiPEX6 Index
Asset Class	Equity
Currency	USD
Launch Date	November 19, 2019
Index Sponsor	EquBot, Inc.
Calculation Agent	Solactive AG
Index Fee[2]	0.85% per year

[1] Inception date as listed above is November 19, 2019

[2] AiPEX6 Index values shown here, and as calculated and published by Solactive AG, are a net of the 0.85% p.a. Index Fee.

The graph and table above sets forth the hypothetical back-tested performance of the Index from December 31, 2009 through November 19, 2019 and actual index performance thereafter through December 31, 2019. See the risk factors and "Use of Simulated Returns" herein.




AiPEX6 daily risk control helps provide smoother returns.



AiPEX6 reacts daily to changing market conditions, as rapid movement in the market, or volatility, can create greater potential risk.



AiPEX6 reduces the impact of short-term volatility in the equity markets through daily re-allocations between the equities selected by the AI algorithms and a cash component.



AiPEX6 seeks a 6% daily volatility target. If the volatility falls below the target, the allocation to selected equities is increased up to a maximum of 150%. If the volatility is greater than the target, allocations to the selected equities may be reduced. Allocations below 100% to selected companies will be reallocated to a cash component.

For more information on the index methodology, please see the AiPEX6 Index Guideline and the AI Powered US Equity Base Index Guideline published by Solactive AG. Information contained in these Index Guidelines or otherwise available from Solactive is not incorporated by reference in, and should not be considered a part of, this website.



AiPEX6 Index Strategy

AiPEX6 uses a 3-step equity selection process to create the monthly index portfolio.







Step 1: Scoring

Scores for the 1,000 largest U.S. companies are calculated based on:

Financial Health Score:
evaluates a company's fundamentals and key figures.

Management Score:
assesses a company's management strength and thought leadership.

News & Information Score:
measures a company's market sentiment, economic, and geopolitical risks.

Step 2: Select

Approximately 250 companies with the highest combined Financial Health, Management, and News and Information Scores are selected for the portfolio.

Step 3: Diversify

Companies are assigned portfolio weights, with the largest weights going to the companies with the highest combined scores (subject to diversification and market liquidity limits).



Next Steps

Investments in the AiPEX6 are available through HSBC Structured Products. Contact your Financial Professional about what HSBC AiPEX6 investments might help you achieve your financial goals.

Financial Advisors can view the current HSBC offerings linked to AiPEX6

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Financial Advisors not yet registered with HSBC, can register here ⓘ

Terms and Conditions of Use   Privacy and Data Protection Statement   Disclaimer

HSBC USA Inc. and HSBC Bank USA, N.A. (together, "HSBC"), are members of the HSBC Group. Any member of the HSBC Group may from time to time underwrite, make a market or otherwise buy and sell, as principal, structured investments, or together with their directors, officers and employers may have either long or short positions in the structured investments, or stocks, commodities or currencies to which the structured investments are linked, or may perform or seek to perform investment banking services for those linked assets mentioned herein. These activities may be in conflict with the interests of investors of debt obligations or certificates of deposit issued by members of the HSBC Group.

The Index may be partially uninvested. The strategy tracks the excess return of a notional dynamic basket of equities and cash over the ICE LIBOR USD 3 Month interest rate. The weight of a Cash Investment (if any) for a Monthly Reference Portfolio at any given time represents the portion of the Monthly Reference Portfolio that is uninvested in the applicable equity basket at that time. As such, any allocation to a Cash Investment within the Index, which also accrues at the ICE LIBOR USD 3 Month interest rate, will not affect the level of the Index. The Index will reflect no return for any uninvested portion (i.e., any portion represented by a Cash Investment). Accordingly, to the extent that the Index is allocated to the Cash investment, it may not reflect the full increase of any relevant equity component. Under certain circumstances, the Index may be 100% allocated to the Cash Investment.

Important Disclaimer Information
This website is for informational purposes only and intended to provide a general overview of the Index and does not provide the terms of any specific issuance of structured investments. The material presented does not constitute and should not be construed as a recommendation to enter into a securities or derivatives transaction. Prior to any decision to invest in a specific structured investment, investors should carefully review the disclosure documents for such issuance which contains a detailed explanation of the terms of the issuance as well as the risks, tax treatment and other relevant information.

Investing in financial instruments linked to the Index is not equivalent to a direct investment in any part of the Index. Investments linked to the Index require investors to assess several characteristics and risk factors that may not be present in other types of transactions. In reaching a determination as to the appropriateness of any proposed transaction, clients should undertake a thorough independent review of the legal, regulatory, credit, tax, accounting and economic consequences of such transaction in relation to their particular circumstances. This brochure contains market data from various sources other than us and our affiliates, and, accordingly, we make no representation or warranty as to the market data's accuracy or completeness and we are not obligated to update any market data presented in this website. All information is subject to change without notice. We or our affiliated companies may make a market or deal as principal in the investments mentioned in this website or in options, futures or other derivatives based thereon. Prior to investing in any debt obligation issued by HSBC USA Inc. or HSBC Bank USA, N.A. or any certificate of deposit issued by HSBC Bank USA, N.A., you should carefully review the related disclosure document to understand the risks related to the debt obligation or certificate of deposit and the specific issuer. This brochure discusses a number of different HSBC entities and you should fully inform yourself about the specific HSBC issuer prior to making any investment in its debt obligations or certificates of deposit. HSBC Holdings plc, HSBC North America Holdings Inc. and other affiliated entities are not liable for any of the obligations of HSBC USA Inc. or HSBC Bank USA, N.A.

HSBC USA Inc. has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission for any offering to which this free writing prospectus may relate. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and any related offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in the related offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

and such as principal could be instrumental in, together with other structural officers and employees may have direct long or short positions in the securities or instruments, or related commodities or currencies to which the structured investments are linked, or may perform or seek to perform investment banking services for those linked assets mentioned herein. These activities may be in conflict with the interests of investors in the notes or certificates of deposit and family members.

The Index may be partially uninvested. The strategy tracks the excess return of a notional dynamic basket of equities and cash over the ICE LIBOR USD 3 Month interest rate. The weight of a Cash Investment (if any) for a Monthly Reference Portfolio at any given time represents the portion of the Monthly Reference Portfolio that is uninvested in the applicable equity basket at that time. As such, any allocation to a Cash Investment within the Index, which also accrues at the ICE LIBOR USD 3 Month interest rate, will not affect the level of the Index. The Index will reflect no return for any uninvested portion (i.e., any portion represented by a Cash Investment). Accordingly, to the extent that the Index is allocated to the Cash investment, it may not reflect the full increase of any relevant equity component. Under certain circumstances, the Index may be 100% allocated to the Cash Investment.

Important Disclaimer Information

This website is for informational purposes only and intended to provide a general overview of the Index and does not provide the terms of any specific issuance of structured investments. The material presented does not constitute and should not be construed as a recommendation to enter into a securities or derivatives transaction. Prior to any decision to invest in a specific structured investment, investors should carefully review the disclosure documents for such issuance which contains a detailed explanation of the terms of the issuance as well as the risks, tax treatment and other relevant information.

Investing in financial instruments linked to the Index is not equivalent to a direct investment in any part of the Index. Investments linked to the Index require investors to assess several characteristics and risk factors that may not be present in other types of transactions. In reaching a determination as to the appropriateness of any proposed transaction, clients should undertake a thorough independent review of the legal, regulatory, credit, tax, accounting and economic consequences of such transaction in relation to their particular circumstances. This brochure contains market data from various sources other than us and our affiliates, and, accordingly, we make no representation or warranty as to the market data's accuracy or completeness and we are not obligated to update any market data presented in this website. All information is subject to change without notice. We or our affiliated companies may make a market or deal as principal in the investments mentioned in this website or in options, futures or other derivatives based thereon. Prior to investing in any debt obligation issued by HSBC USA Inc. or HSBC Bank USA, N.A. or any certificate of deposit issued by HSBC Bank USA, N.A., you should carefully review the related disclosure document to understand the risks related to the debt obligation or certificate of deposit and the specific issuer. This brochure discusses a number of different HSBC entities and you should fully inform yourself about the specific HSBC issuer prior to making any investment in its debt obligations or certificates of deposit. HSBC Holdings plc, HSBC North America Holdings Inc. and other affiliated entities are not liable for any of the obligations of HSBC USA Inc. or HSBC Bank USA, N.A.

HSBC USA Inc. has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission for any offering to which this free writing prospectus may relate. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and any related offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in the related offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

Solactive AG

Solactive AG is the administrator and calculation agent of the Index. The financial instruments that are based on the Index are not sponsored, endorsed, promoted or sold by Solactive AG in any way and Solactive AG makes no express or implied representation, guarantee or assurance with regard to: (a) the advisability in investing in the financial instruments; (b) the quality, accuracy and/or completeness of the Index; and/or (c) the results obtained or to be obtained by any person or entity from the use of the Index. Solactive AG does not guarantee the accuracy and/or the completeness of the Index and shall not have any liability for any errors or omissions with respect thereto. Solactive AG reserves the right to change the methods of calculation or publication and Solactive AG shall not be liable for any miscalculation of or any incorrect, delayed or interrupted publication with respect to the Index. Solactive AG shall not be liable for any damages, including, without limitation, any loss of profits or business, or any special, incidental, punitive, indirect or consequential damages suffered or incurred as a result of the use (or inability to use) of the Index.

Use of Simulated Returns

Any historical performance information included in this website prior to November 19, 2019 represents only hypothetical historical results. No representation is being made that the Index will achieve a performance record similar to that shown. In fact, there may often be sharp differences between hypothetical performance and actual performance. Back-testing and other statistical analysis material provided to you in connection with the explanations of the potential returns associated with an investment in a debt obligation or certificate of deposit linked to the Index use simulated analysis and hypothetical assumptions in order to illustrate the manner in which the Index may have performed in periods prior to the actual existence of the Index. Alternative modelling techniques or assumptions may produce different hypothetical information that might prove to be more appropriate and that might differ significantly from the hypothetical information set forth above.

The back-tested data was produced by applying the Index methodology to historical data, including information and sources available at each specific point of time in history. New information and sources were incorporated one timestep at a time and only information with validated time stamps was considered.

The results obtained from "back-testing" information should not be considered indicative of actual results that might be obtained from an investment or participation in a financial instrument or transaction referencing the Index. You should not place undue reliance on the "back-testing" information, which is provided for illustrative purposes only. HSBC provides no assurance or guarantee that the Index will operate or would have operated in the past in a manner consistent with the results presented in this website.

Hypothetical back-tested results are neither an indicator nor a guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical information. You should review and consider the hypothetical information only with the full Index methodology.

HSBC operates in various jurisdictions through its affiliates, including, but not limited to, HSBC Securities (USA) Inc., member of NYSE, FINRA and SIPC.

© HSBC USA Inc. 2020. All rights reserved.

 HSBC

Risks Associated with the AI Powered US Equity Index 6 ("AiPEX6" or the "Index")

The strategy tracked by AiPEX6 and the Base Index and the views implicit in AiPEX6 and the Base Index are not guaranteed to succeed.

The strategies tracked by AiPEX6 and its underlying index, the AI Powered US Equity Base Index (the "Base Index"), are not guaranteed to be successful. It is impossible to predict whether and the extent to which AiPEX6, the Base Index or the underlying constituents of the Base Index will yield positive or negative results. AiPEX6 adjusts its exposure to the Base Index based on historical economic relationships which may not hold true in the future. You should seek your own advice as necessary to assess AiPEX6, the Base Index and their respective strategies.

AiPEX6 and the Base Index were recently launched and have limited operating history.

AiPEX6 was launched on November 19, 2019 and therefore has limited historical performance. The Base Index has also recently launched and has similarly limited historical performance. As a result, limited actual historical performance information is available for you to consider in making an independent investigation of AiPEX6, which may make it more difficult for you to evaluate the historical performance of AiPEX and make an informed investment decision than would be the case if AiPEX and the Base Index had a longer trading history.

Hypothetical back-tested performance prior to the launch of AiPEX6 and the Base Index provided in this document refers to simulated performance data created by applying AiPEX6's and the Base Index's calculation methodologies to historical prices of the equities that comprise the Base Index and LIBOR levels. Such simulated performance data has been produced by the retroactive application of a back-tested methodology in hindsight, and may give more preference towards equities that have performed well in the past. Hypothetical back-tested results are neither an indicator nor a guarantor of future results.

The hypothetical back-tested performance of AiPEX6 prior to November 19, 2019 cannot fully reflect the actual results that would have occurred had AiPEX6 actually been calculated during that period, and should not be relied upon as an indication of AiPEX6's future performance. A longer history of actual performance could be helpful in providing more reliable information on which to assess AiPEX6.




AiPEX6 may not approximate the Target Volatility.

No assurance can be given that AiPEX6 will maintain a realized volatility that approximates the Target Volatility, and the actual realized volatility of AiPEX6 may be greater or less than the Target Volatility. AiPEX6 seeks to maintain a realized volatility approximately equal to the Target Volatility of 6% by rebalancing its exposures to the Base Index on each day based on two measures of realized volatility. However, there is no guarantee that trends exhibited by any such measures will continue in the future.

The volatility-targeting feature may cause AiPEX6 to perform poorly during certain market conditions.

AiPEX6 allocates exposure to the Base Index based on two measures of realized volatility. Realized volatility is not the same as implied volatility, which is an estimation of future volatility, and may better reflect market volatility expectation. Because exposure is adjusted based on historic levels and trends, AiPEX6 may not meaningfully reduce its exposure to the Base Index until a down-turn has already occurred, and by the time reduced exposure does take effect, the recovery may have already begun.

AiPEX6 varies its exposure to the Base Index. As a result, exposure to the Base Index may be limited and the performance of AiPEX6 may be adversely affected.

AiPEX6, on each day on which it is calculated, adjusts its exposure to the Base Index in an attempt to maintain a historical volatility approximately equal to the Target Volatility. If the exposure to the Base Index is less than 100%, AiPEX6 will include an uninvested position that does not earn interest or any other return. AiPEX6 may include an uninvested position even when the Base Index is performing favorably. As a result, AiPEX6 may underperform a similar index that does not include an uninvested position.

The performance of AiPEX6 will be reduced by the performance of the reference rate and the embedded fees.

AiPEX6 is an excess return index. The return of AiPEX6 is determined by reference to the performance of the Base Index (as adjusted based on the applicable exposure) in excess of the performance of a reference rate, the USD 3-month LIBOR rate. The level of AiPEX6 also reflects an embedded index fee of 0.85% per annum. The performance of the reference rate and the embedded fees will offset, in whole or in part, any positive performance and increase any negative performance of the Base Index. As a result, any return on AiPEX6 may be reduced or eliminated. When AiPEX6 is uninvested (i.e. the exposure to the Base Index is less than 100%), the negative effect of the embedded fees will be magnified, and the return on AiPEX6 may be negative even while the level of the Base Index increases.

LIBOR reform may adversely affect the level of AiPEX6.

A discontinuance of LIBOR or a change in its method of calculation could have a material adverse effect on the level of AiPEX6.

Global Banking and
 HSBC

The Base Index selects and weights its underlying constituents based on AI models; the strategies and views implicit in such models and in the Base Index are not guaranteed to succeed.

The strategy of the AI models, and therefore the Base Index, is not guaranteed to be successful. It is impossible to predict whether and the extent to which any underlying constituents of the Base Index will yield positive or negative results.

The method by which the Base Index reweights the underlying constituents and the reallocation period may negatively affect the level of the Base Index.

The underlying constituents are reviewed and the Base Index is rebalanced monthly. At the end of each month, the AI models are used to recalculate the AI scores for each eligible constituent, and these scores are used by the index sponsor to select and weight the underlying constituents, subject to pre-determined constraints. The weight of each underlying constituent selected from the eligible constituents is subject to a cap (equal to 7.50% unless a lower cap is applicable based on the realized volatility of such underlying) and any excess weight is allocated to the iShares® 1-3 Year Treasury Bond ETF ("the ETF Constituent"). The allocation rules, including the cap, will be followed even where they limit the Base Index's exposure to positively performing underlying constituents or increase the Base Index's exposure to negatively performing underlying constituents, and may result in lower returns on the Base Index.

The Base Index is exposed to equity risk, including from mid-capitalization companies.

The Base Index is linked to the performance of the underlying constituents, which include U.S. large-capitalization and mid-capitalization stocks. The level of the Base Index can rise or fall sharply due to factors specific to the underlying constituents, such as stock price volatility, earnings and financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general market volatility and levels, interest rates and economic and political conditions.

Changes in U.S. Treasury rates and the perceived creditworthiness of the United States may affect the level of the Base Index.

Because the value of the Base Index is linked, in part, to the ETF Constituent which tracks the value of U.S. Treasury bonds, changes in U.S. Treasury rates may affect the level of the Base Index.

AiPEX6 and the Base Index are purely notional.

The exposures to the underlying constituents are purely notional and will exist solely in the records maintained by or on behalf of Solactive AG. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. Consequently, you will not have any claim against any of the underlying assets that are referenced by AiPEX6 or the Base Index.

Solactive AG administers, calculates and publishes AiPEX6 and the Base Index.

Solactive AG has the authority to determine whether certain events affecting AiPEX6 or the Base Index have occurred including, but not limited to, events affecting the reference rate or the underlying equity constituents of the Base Index.



Potential investors in any financial instrument of which AiPEX6 or the Base Index is an underlying need to be aware that any determination or calculation made by Solactive may affect the level of AiPEX6 or the Base Index, as applicable, and, as appropriate, the performance of any instruments linked to the performance of AiPEX6 or the Base Index. Solactive AG has no obligation to consider the interest of investors in any such instruments when making any determination or calculation. Such discretion in the decisions taken by Solactive AG (in the absence of manifest or proven error) are binding on all investors and holders of such instruments.

The level of the Base Index, and therefore AiPEX6, may be determined by reference to the SPDR® S&P 500® ETF ("SPY") if the AI models become unavailable.

In the event that EquBot Inc., the provider of the AI models, no longer provides the applicable AI scores with respect to the eligible constituents, the shares of SPY will be selected as the sole underlying constituent of the Base Index with a weight of 100%. In such an event, the value of the Base Index, and therefore AiPEX6, will be determined by reference to SPY.